SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1 )*

             Allegheny & Western Energy Corporation
                        (Name of Issuer)

                  Common Stock, par value $.01
                 (Title of Class of Securities)

                           01722710
                         (CUSIP Number)



                        W. Merwyn Pittman
                 300 Capitol Street, Suite 1600
                      Charleston, WV 25301
                         (304) 343-4567
                   ___________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                         February 13, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D


CUSIP No.  01722710                 Page   2    of   25  Pages






 1  NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    John G. McMillian
    ###-##-####

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 2                                                       (a)___


                                                         (b)___


 3  SEC USE ONLY



 4  SOURCE OF FUNDS*

    SC




    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5   PURSUANT TO ITEMS 2(d) OR 2(e)                         ___



 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States



   NUMBER OF       7   SOLE VOTING POWER            1,026,000
    SHARES
 BENEFICIALLY      8   SHARED VOTING POWER          0
   OWNED BY
     EACH          9   SOLE DISPOSITIVE POWER       1,026,000
  REPORTING
    PERSON        10   SHARED DISPOSITIVE POWER      0
     WITH

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,026,000

     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12   CERTAIN SHARES*                                       ___


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.3%

 14  TYPE OF REPORTING PERSON*

     IN


               *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
    ATTESTATION

Item 1.   Security and Issuer.

          The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of Allegheny & Western Energy Corporation, a West Virginia corporation ("Allegheny"). The address of the principal executive offices of Allegheny is 300 Capitol Street, Suite 1600, Charleston, WV 25301.

Item 2.   Identity and Background.

          This Statement is being filed by John G. McMillian (the "Reporting Person"). The Reporting Person's business addresses are 501 Brickell Key Drive, Suite 201, Miami, FL 33131 and 300 Capitol Street, Suite 1600, Charleston, WV 25301. The Reporting Person's present principal occupation is as Chairman, President and Chief Executive Officer of Allegheny. During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          On September 15, 1989, Allegheny granted to the Reporting Person options (the "Expired Options") to purchase 500,000 shares of Common Stock.
The Expired Options became fully exercisable on November 16, 1991 and expired on February 15, 1994. On February 21, 1990, Allegheny granted to the Reporting Person options to purchase 500,000 additional shares of Common Stock
(the "1990 Options") and, on February 13, 1994, Allegheny granted to the Reporting Person options to purchase 500,000 additional shares of Common Stock to replace the Expired Options (the "Replacement Options"). The 1990 Options and the Replacement Options are currently exercisable in their entirety at exercise prices of $8.25 and $8.07, respectively.
The 1990 Options and the
Replacement Options are hereinafter collectively referred to as the "Options".

Item 4.   Purpose of Transaction.

          The Reporting Person acquired the Options for investment purposes.

          The Reporting Person may seek to acquire additional shares of
Common Stock through open market or privately negotiated transactions from time to time in his discretion. Any such purchases will depend upon the market prices for the Common Stock, the number of shares which may become available for purchase at prices which the Reporting Person regards as attractive and various other factors which the Reporting Person may determine to be relevant. Alternatively, the Reporting Person may in the future determine to dispose of all or a portion of the shares of Common Stock held by him, depending, among other things, on the then market price for the shares of Common Stock. Such sales may be in transactions in the open market or in privately negotiated transactions.

          Except as set forth in this Item 4, the Reporting
Person does not
have any present plans or proposals which relate to or would result in any of the actions enumerated under Item 4 of Schedule
13D.

Item 5.   Interest in Securities of the Issuer.

          As of the close of business on February 13, 1994, the Reporting Person owned directly 1,026,000 shares of Common Stock and Options which constituted approximately 13.3% of the 7,697,460 shares of Common Stock outstanding on February 10, 1994. The Reporting Person has sole power to vote or to direct the vote, dispose or to direct the disposition of such 1,026,000 shares of Common Stock and Options.

Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

          The Options were granted under Allegheny's 1987 Stock
Option Plan (the "1987 Stock Option Plan").

Item 7.   Material to be Filed as Exhibits.

          The following exhibit is filed herewith:

          1. 1987 Stock Option Plan.

                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 9, 1994



                        /s/ John G. McMillian
                              John G. McMillian
                              Chairman, President and
                              Chief Executive Officer

             ALLEGHENY & WESTERN ENERGY CORPORATION

              Stock Option Plan (1987), as amended



1. Purpose of the Plan. The purpose of the Allegheny & Western Energy Corporation Stock Option Plan, as amended, (the "Plan") is to authorize the grant to key directors and employees of Allegheny & Western Corporation (the "Corporation") or any present or future subsidiary or parent thereof (as such terms are hereinafter defined) of options ("options") to purchase shares of common stock of the Corporation, par value $.01 (the "Common Stock"), and thus benefit the Corporation by giving such employees a greater personal interest in the success of the enterprise and an added incentive to continue and advance in their employment. Options granted may be accompanied by stock appreciation rights, as hereinafter set forth. The terms "subsidiary" and "parent" as used in the Plan shall mean any corporation which, as to the Corporation, is a "subsidiary corporation" or "parent corporation", as the case may be, within the meaning of section 425 of the Internal Revenue Code of 1986, as amended (the "Code").

     2. Administration. The Plan shall be administered by the Board of Directors of the corporation (the "Board"), upon recommendations made by a committee to be appointed from time to time by the Board (the "Committee"), which Committee shall consist of not less than three persons, who may be members of the Board. The Board shall fill all vacancies, however caused, in the Committee. The Board may from time to time appoint additional members to the Committee, and may at any time remove one or more committee members and substitute others. The Committee shall select one of its members as its chairman and shall hold its meetings at such times and places as it shall deem advisable. A majority of the Board and the Committee shall constitute a quorum of each, respectively, and all determinations of the Board and of the Committee shall be made by majority vote of members either present in person or participating by conference telephone, at a meeting which is duly held, upon notice, and at which a quorum is present or by written consent.

          The Board, upon recommendation of the Committee, shall have authority, subject to the terms of the Plan: to determine the individuals to whom options shall be granted, the number of shares of Common Stock to be covered by each option, the purchase price per share of Common Stock covered by each option, whether an option shall be a non-qualified option or an incentive stock option (as such terms are hereinafter defined), the time or times at which options may be granted, and the terms and provisions of the agreements by which options shall be evidenced; with the consent of individuals to whom options have been granted, to grant in substitution for outstanding options replacement options, which may be at a lower purchase price (but, in the case of incentive stock options, at a purchase price not less than the fair market value of the Common Stock subject to the replacement option at the time of substitution), and to cancel such outstanding options; to grant stock appreciation rights to the holder of any option granted under the Plan with respect to all or some of the shares of Common Stock covered by such an option; to interpret the Plan; to establish, amend and rescind rules and guidelines for administering the Plan; and to make all determinations necessary or advisable, in its sole discretion, for the administration of the Plan.

          The Board upon recommendation of the Committee, may designate any officer of the Corporation to assist it in the administration of the Plan and may grant authority to any such officer to execute agreements or other documents and otherwise take action on behalf of the Board. The Board and the Committee may each employ legal counsel and such other professional advisors as each may deem desirable for the administration of the Plan and may rely on any opinion received from such counsel or advisor.

          Notwithstanding the foregoing, the Board may delegate to the Committee full authority to administer the Plan, provided that the Committee must at that time and thereafter consist of not less than three persons, none of whom is or shall have been for at least one year prior to exercising discretion in administering the Plan eligible to participate in the Plan or any other plan of the Corporation or any of its affiliates entitling the participants therein to acquire stock or restricted stock, stock options or stock appreciation rights.

     3. Shares Subject to Options. Subject to adjustment under the provisions of section 12, the maximum number of shares of Common Stock that may be issued upon the exercise of all options granted under the Plan shall be 750,000 shares. Such shares may be either authorized and unissued shares or shares issued and thereafter acquired by the Corporation. If options granted under the Plan shall terminate, be cancelled, or expire without being wholly exercised, the number of shares to which such termination, cancellation or expiration relates shall be available for future option grants under the Plan. The Corporation shall not, upon the exercise of any option, be required to issue or deliver any shares of Common Stock prior to the completion of such registration or other qualification of such shares under any state or federal law, rule or regulation as the Corporation shall determine to be necessary or advisable.

     4. Grants of Options. The date of grant of an option under the Plan will be the date on which the option is awarded by the Board or the Committee, as the case may be (the body responsible for administering the Plan shall hereinafter be the "Administrating Body"), unless a later date is specified by the Administrating Body at the time of the award. The Corporation shall evidence the options so awarded by executing written agreements, within a reasonable time following the date of grant, in a form approved by the Administrating Body. An option granted under this Plan shall be either an incentive stock option (an "incentive stock option") conforming to the provisions of section 422A of the Code or an option that is not an incentive stock option (a "non-qualified stock option").

     5. Eligibility. Non-qualified stock options and incentive stock options may be granted to employees (including directors who are also employees) of the Corporation or any subsidiary or parent. In the event that the Plan is administered by the Board, non-employee directors shall not be eligible to be granted options under the Plan, except that the Chairman of the Executive Committee of the Board of Directors of the Corporation (whether or not he is employed by the Corporation) shall be eligible to be granted non-qualified stock options. In the event that the Plan is administered by the Committee delegated such responsibility by the Board pursuant to Section 2 hereof, non-employee directors who are not members of the Committee shall be eligible to be granted non-qualified stock options under the Plan.

          Notwithstanding the foregoing, no employee of the Corporation or any subsidiary or parent shall be granted an incentive stock option under this Plan (a) if such employee at the time the option is proposed to be granted owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation or any subsidiary or parent, unless the option price is at least one hundred ten percent (110%) of the fair market value of the stock subject to the option and the option is not exercisable more than five years from the date it is granted, and (b) to the extent that the aggregate fair market value (determined at the time the option is granted) of the Common Stock with respect to which incentive stock options granted under the Plan (and all other plans of the Corporation or any subsidiary or parent) are exercisable for the first time by such employee during any calendar year exceeds $100,000.

     6. Purchase Price. The purchase price per share of Common Stock under each option will be determined by the Administrating Body, but in the case of an incentive stock option the purchase price per share will not be less than one hundred percent (100%) of the fair market value of a share of Common Stock at the time of the grant of the option, as determined by the Administrating Body in accordance with applicable Treasury Regulations. In no event shall the purchase price per share of Common Stock under any option be less than the par value of a share of Common Stock.

     7. Period of Option and Rights to Exercise. Subject to the provisions of this section and sections 10 and 11, an option shall be exercisable as follows:

          (a) An option shall become exercisable in whole or in installments as set forth in the agreement evidencing the option, and, in the event of installments, may be accelerated by the Administrating Body upon the happening of an event which the Administrating Body determines in its discretion makes such acceleration appropriate;

          (b) The right to purchase the shares included in each installment shall be cumulative; i.e., once such right has become exercisable it may be exercised in whole at any time or in part from time to time until the expiration of the option;

          (c) If the optionee holds more than one option that has become exercisable, the options may be exercised in any order and need not be exercised in the order they were granted;

          (d) The right to exercise an option shall expire on the expiration date specified in the agreement evidencing the option, which in no event shall be later than five (5) years from the date the option was granted;

          (e) The shares to be purchased upon each exercise of any option shall be paid for in full at the time of such exercise. Such payment shall be made in cash, in Common Stock owned by the optionee and having a fair market value on the date of exercise equal to the aggregate purchase price of the shares of Common Stock to be purchased upon such exercise, or in a combination of Common Stock owned by the optionee and cash with an aggregate value equal to such aggregate purchase price.

          (f) If while unexercised options remain outstanding under the Plan --

               (i)  any corporation, person or other entity
     (other than the Corporation) makes a tender or exchange offer for shares of the Corporation's Common Stock pursuant to which purchases are made ("Offer"), or

               (ii) the stockholders of the Corporation approve a definitive agreement to merge or consolidate the Corporation with or into another corporation or to sell or otherwise dispose of all or substantially all of its assets, or adopt a plan of liquidation, or

               (iii) Common Stock representing more than 30% of the voting power of this Corporation is acquired other than pursuant to a public offering of the Common Stock by any person or group, or

               (iv) during any period of two consecutive years, individuals who at the beginning of such period were members of the Board cease for any reason to constitute at least a majority thereof (unless the election, or the nomination for election by the Corporation's stockholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period), then from and after the date of the first purchase of Common Stock pursuant to such Offer, or the date of any such stockholder approval or adoption, or the date on which public announcement of the acquisition of such percentage shall have been made, or the date on which the change in the composition of the Board set forth above shall have occurred, whichever is applicable (such date being referred to herein as the "Acceleration Date"), all options shall be exercisable in full, whether or not otherwise exercisable. Following the Acceleration Date, the Administrating Body shall, in the case of a merger, consolidation or sale or disposition of assets, promptly make an appropriate adjustment to the number and class of shares of Common Stock available for options, and to the amount and kind of shares or other securities or property receivable upon exercise of any outstanding options after the effective date of such transaction, and the price thereof.

          This section 7(f) shall not apply to a merger or consolidation in which the Corporation is the surviving corporation and shares of Common Stock are not converted into or exchanged for stock, securities of any other corporation, Except as provided in sections 10 and 11, no incentive stock option may be exercised unless the optionee is then an employee of the Corporation or any subsidiary or parent and shall have been continuously in the service of one or more of the Corporation or any subsidiary or parent since the grant of the option. The absence of an employee on leave approved by an officer of the Corporation or a subsidiary or parent authorized to give such approval shall not be considered an interruption of service for any purpose of the Plan.

          Unless waived by the Corporation, each optionee agrees to hold the shares purchased pursuant to the exercise of an option granted under the Plan for investment and consents to the placing of investment legends on the stock certificates.

          If the exercise results in income to the optionee, the optionee shall pay to the Corporation the amount of tax required to be withheld under applicable rules of the Internal Revenue
Service.

     8. Non-Transferability of Option. Stock options granted under the Plan shall be transferable or otherwise assignable only upon the death of an optionee and then only to his executor or personal representative, who shall, in the event of the optionee's death, have the right to exercise the option within a period of one (1) year to the same extent the optionee could have exercised the option on the date of exercise. Other than as stated above, an option shall be exercisable, during the lifetime of the optionee, only by the optionee, or in the event of the optionee's mental or physical incapacity by his legal representative.

     9. Registration Under the Securities Act of 1933. The Corporation may choose to file a registration statement under the Securities Act of 1933 (the "Registration Statement") for those options granted by the Corporation. However, the filing of such a Registration Statement or the continuance of its effectiveness is entirely within the discretion of the Corporation and each optionee or legal representative, distributee or legatee thereof, as the case may be, if requested, shall furnish the Corporation with a representation or warranty in writing as to compliance with the Securities Act of 1933 in form satisfactory to the Administrating Body, upon the exercise of such option or any part thereof.

     10. Termination of Services. If an optionee holding any option ceases to be an employee of the Corporation, voluntarily retires from service prior to exercise of the option, or is terminated by the Corporation for statutory cause (e.g., unlawful conduct), the optionee shall lose the right to exercise any option granted under this Plan as of the date of retirement or termination, as the case may be; provided that the Corporation or its subsidiary or parent may extend the period within which an option may be exercised for an additional ninety (90) days after termination of employment; and provided further that in the case of the optionee's disability, as that term is defined in section 22(e) (3) of the Code, the option may be exercised by the optionee's legal representative for an additional twelve (12) months after the optionee becomes disabled, but in no event after the expiration date provided in the agreement evidencing the option, if and to the extent that the optionee was entitled to exercise the option at the time of cessation of service.

     11. Death of Optionee. In the event of the death of an optionee while in the service of the Corporation or any subsidiary or parent, any option theretofore granted to the optionee shall be exercisable only within the period of one year next succeeding the optionee's death, but in no event after the expiration date provided in the agreement evidencing the option, if and to the extent that the optionee was entitled to exercise the option at the time of exercise.

     12. Adjustment in Shares Subject to Plan. The options granted under the Plan shall contain such provisions as the Administrating Body may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the option price in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of stock of the Corporation; and in the event of any such change, the maximum number and kind of shares available under the Plan shall be appropriately adjusted.

     13. Substitution or Assumption of Options. Notwithstanding any provision of the Plan to the contrary (but subject to the provisions of section 3), by action of the Administrating Body, the Corporation or any of its subsidiaries or parent may as an incident to or by reason of any corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, substitute new options on Common Stock of the Corporation for options granted by another employer to its employee on stock of such employer or may assume options granted by another employer to its employees, at such purchase prices and under such conditions, in the case of non-qualified options, as the Administrating Body may approve and, in the case of incentive stock options, as may be permitted by section 425(a) of the Code, and the Administrating Body is hereby expressly authorized to take such action as may be required to effectuate any such issuance or assumption. Shares of Common Stock of the Corporation, subject to any option so issued or assumed, shall be charged against the total number of shares available for issuance under the Plan.

     14.  Stock Appreciation Rights.

          (a) The Administrating Body shall have authority to grant stock appreciation rights ("SAR's") to the holder of any option granted under the Plan with respect to all or some of the shares of Common Stock covered by such an option. A right may be granted either at the time of grant of the option or any time thereafter during its term. Each SAR shall be exercisable only if, and to the extent that, the option is exercisable. Upon the exercise of an SAR, the option shall cease to be exercisable to the extent of the shares of Common Stock with respect to which such SAR is exercised, and shall be considered to have been exercised to that extent for purposes of determining the number of shares available for the grant of further options pursuant to the Plan. Upon the exercise or termination of an SAR, such SAR shall terminate to the extent of the shares of Common Stock with respect to which the SAR was exercised or terminated.

          (b) Upon the exercise of an SAR, the holder thereof, subject to paragraph (e) of this Section 14, shall be entitled at the holder's election to receive either:

               (i) that number of shares of Common Stock equal to the quotient computed by dividing the Spread (as defined in paragraph (c) hereof) by the fair market value per share of Common Stock on the date of exercise of the SAR; provided, however, that in lieu of fractional shares, the Corporation shall pay cash equal to the same fraction of the fair market value per share of Common Stock on the date of exercise of the SAR, or

               (ii)   an amount in cash equal to the Spread, or

               (iii)  a combination of cash and a number of
          shares calculated as provided in clause (i) of this paragraph (b) (after reducing the Spread by such cash amount), plus cash in lieu of any fractional shares as provided therein.

          (c) The term "Spread" with respect to any option as used in this section 14 shall mean an amount equal to the product computed by multiplying (i) the excess of the fair market value per share of Common Stock on the date the SAR is exercised, over the purchase price per share under such option by (ii) the number of shares with respect to which such SAR is being exercised.

          (d) Notwithstanding the provisions of this section 14, an SAR may not be exercised until the expiration of six (6) months from the date of grant of such SAR unless, prior to the expiration of such six (6) month period the holder of such SAR ceases to be an employee of the Corporation or a division or subsidiary thereof by reason of such holder's death or disability.

          (e) Notwithstanding the provisions of paragraph (b) of this Section 14, the Administrating Body shall have sole discretion to consent to or disapprove an election to receive cash in whole or in part ("Cash Election") prior to the exercise of an SAR. Such consent or disapproval may be given at any time after the election to which it relates. A Cash Election and related exercise may be made only during the period beginning on the third business day following the date of release for publication of the quarterly and annual summary statements of sales and earnings of the Corporation and ending on the twelfth business day following such date.

          (f) An SAR shall not be transferable except to the extent that the option which the SAR accompanies is transferable.

          (g) Each SAR shall be granted on such terms and conditions not inconsistent with the Plan as the Board may determine.

          (h) To exercise an SAR, the optionee shall (i) give written notice thereof to the Administrating Body in form satisfactory to the Administrating Body specifying (A) the number of shares of Common Stock with respect to which the SAR is being exercised, and (B) the amount the optionee elects to receive in cash and shares of Common Stock with respect to the exercise of the SAR and (ii) if requested by the Administrating Body, deliver the option agreement to the Secretary* of the Corporation, who shall endorse thereon a notation of such exercise and return the agreement to the optionee. The date of exercise of an option which is validly exercised shall be deemed to be the date on which there shall have been delivered the instruments referred to in the first sentence of this paragraph (h).

          (i) The Corporation intends that this section 14 shall comply with the requirements of Rule 16b-3 and any future rules promulgated in substitution therefor (the "Rule") under the Securities Exchange Act of 1934, as amended, during the term of the Plan. Should any provision of this section not be necessary to comply with the requirements of the Rule or should any additional provisions be necessary for this Section 14 to comply with the requirements of the Rule, the Board may amend the Plan to add to or modify the provisions of the Plan accordingly.

     15. Withholding and Reporting. The Corporation's obligation to deliver shares of Common Stock or make any payment upon the exercise of any option or SAR shall be subject to applicable federal, state and local tax withholding and reporting requirements.

     16. Period, Expiration and Termination of the Plan. Options may be granted under the Plan at any time prior to the tenth anniversary of the effective date of the Plan, on which anniversary the Plan will expire except as to options then outstanding thereunder, which options shall remain in effect until they have been exercised or have expired or otherwise terminated pursuant to the terms of the Plan. The Plan may be abandoned or terminated at any time by the Board except with respect to any options then outstanding under the Plan.

     17. Amendment of the Plan. The Administrating Body may from time to time make such changes in and additions to the Plan as it may deem proper and in the best interests of the Corporation or any subsidiary or parent without the approval of shareholders holding a majority of the shares of stock of the Corporation outstanding and entitled to vote thereon; provided that no such change or addition by the Administrating Body without such approval shall (a) impair without the consent of the optionee any option theretofore granted under the Plan or deprive any optionee of any shares of stock of the Corporation that the optionee may have acquired through or as a result of the Plan,
(b) increase the maximum number of shares that may be issued under the Plan (except to the extent such increase is permitted to be made without shareholder approval by Treasury Regulations prescribed pursuant to section 422A of the Code), (c) change the minimum purchase price under the Plan, (d) extend the period during which any option may be granted or exercised, or (e) change the provisions of the Plan relating to eligibility.

     18. Indemnification of Board and Committee. No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any option granted under the Plan. In addition to such other rights of indemnification as they may have as members of the Board or as members of the Committee, the members of the Board and the Committee shall be indemnified by the Corporation against all costs and expenses reasonably incurred by them in connection with any action, suit or proceeding to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any option granted thereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by legal counsel selected by the Corporation) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except a judgment based upon a finding of bad faith. Upon the institution of any such action, suit or proceeding, a Board or Committee member shall notify the Corporation in writing, giving the Corporation an opportunity, at its own expense, to handle and defend the same before such Board or Committee member undertakes to handle or defend it on such member's own behalf.

     19. Effective Date of the Plan. The Plan shall become effective if and when the Board adopts the Plan and fixes an effective date therefor; provided that no option granted under the Plan may be exercised unless and until the Plan has been approved by the holders of a majority of the shares of stock of the Corporation outstanding and entitled to vote thereon.
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